Exhibit 99.74

Notice of Annual and

Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Carbon Streaming Corporation (the “Company”) will be held at the offices of the Company, 4 King Street West, Suite 401, Toronto, Ontario, Canada, M5H 1B6 on Tuesday, June 29, 2021 at the hour of 9:00 a.m. (Toronto Time), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended June 30, 2020 together with the report of the auditor thereon;
2.	to fix the number of directors of the Company at six;
3.	to elect directors of the Company for the ensuing year;
4.	to appoint Baker Tilly WM LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the board of directors to fix their remuneration;
5.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution ratifying and approving the Company’s Omnibus Long Term Incentive Plan (and ratifying certain prior grants thereunder), as more particularly described in the accompanying Circular; and
6.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

IMPACT OF COVID-19

This year, to proactively deal with the ongoing public health impact of the ongoing novel coronavirus disease pandemic (“COVID-19”), to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and in order to comply with the measures imposed by the federal and provincial governments, shareholders of the Company are respectfully asked not to attend in person at the Meeting. All shareholders of the Company are strongly encouraged to cast their vote by submitting their completed form of proxy (or voting instruction form) prior to the Meeting by one of the means described in the Circular accompanying this Notice.

The specific details of the foregoing matters to be put before the Meeting are set forth in the accompanying Management Information Circular (the “Circular”), which is deemed to form part of this Notice of Meeting. The audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the Company for the financial year ended June 30, 2020 is mailed to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company, on SEDAR at www.sedar.com or the Company’s website at www.carbonstreaming.com. This Notice of Meeting is accompanied by the Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders and a supplemental mailing list return card (collectively, the “Meeting Materials”). Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it in the envelope provided for that purpose.

The Meeting Materials will be available on the Company’s website as of June 4, 2021 and will remain on the website for one full year thereafter. The Meeting Materials will also be available under the Company’s profile on SEDAR at www.sedar.com as of June 4, 2021. The Company will mail paper copies of the applicable Meeting Materials to those registered and beneficial shareholders who previously elected to receive paper copies. Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Company by calling +1 647 846 7765 or by email at info@carbonstreaming.com. If you have any questions about the information contained in this Information Circular, or require any assistance in completing your form of proxy, please contact the Company by phone at +1 647 846 7765 or by e-mail at info@carbonstreaming.com.

The board of directors of the Company has, by resolution, fixed the close of business on May 19, 2021 as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to notice of and to vote at the Meeting and any adjournments or postponements thereof. Proxies to be used at the Meeting must be deposited with the Company, c/o the Company’s transfer agent, c/o Odyssey Trust Company, 702-67 Yonge Street, Toronto, Ontario, M5E 1J8, Attention: Proxy Department or online at https://login.odysseytrust.com/pxlogin, no later than 9:00 a.m. (Toronto Time) on June 25, 2021, or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any adjournments or postponements thereof is held. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice. Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

DATED at Toronto, Ontario this 28th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF CARBON STREAMING CORPORATION

(signed) Justin Cochrane

Justin Cochrane
President & Chief Executive Officer

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